Exhibit (c)(ii)


                 MRI BUSINESS PROPERTIES FUND, LTD. II

                               NOTE 2 TO

                   CONSOLIDATED FINANCIAL STATEMENTS

                      FORM 10-Q - MARCH 31, 1995


2.  Transactions with Related Parties

  Affiliates of MGP received reimbursement of administrative expenses amounting to $54,000 and $18,000 during the periods ending March 31, 1995 and 1994, respectively. These reimbursements are included in general and administrative expenses.

  Pursuant to a revised management agreement between the Partnership and Marriott Hotel Services, Inc., the Partnership has increased its replacement reserve escrow (from 5% of gross revenues) to 10% of gross revenues in 1995 and 1996, 9% of gross revenues in 1997, 7% of gross revenues in 1998 and 5% thereafter to be used for renovation costs.